UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                    to                     .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule

	The following documents are filed as part of this report on the pages indicated:

		Page No.

	Reports of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits	5

	Statement of Changes in Net Assets Available for Benefits	6

	Notes to Financial Statements	7

	Supplemental Schedule
	Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	16

2.	Exhibits

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
	Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 25, 2013	By:	/s/ Janet Brady
Janet Brady
Senior Vice President, Human Resources

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Campbell, California

June 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2011, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 25, 2012

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments at fair value
Participant-directed investments	$173,007,750	$160,924,205

Receivables
Notes receivable from participants	3,585,857	4,006,676
Participant contributions receivable	—	73,079
Employer contributions receivable	515,246	587,532

Total receivables	4,101,103	4,667,287
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	177,108,853	165,591,492
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,473,074)	(3,357,599)

NET ASSETS AVAILABLE FOR BENEFITS	$173,635,779	$162,233,893

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$11,996,334
Dividends and interest	5,129,105

Total investment income	17,125,439

Interest income on notes receivable from participants	177,164

Contributions
Participant	10,040,390
Rollover	550,164
Employer	1,951,670

Total contributions	12,542,224

Total additions	29,844,827
DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	18,418,046
Administrative and investment expenses	24,895

Total deductions	18,442,941

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	11,401,886
NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	162,233,893

End of year	$173,635,779

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General—The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the Company) except certain groups of employees as defined in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as Plan administrator.

Eligibility—Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing 3 months of service on the first day of the next calendar month.

Contributions – Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service (IRS). Unless elected otherwise, new eligible employees are automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Effective January 1, 2012, participants may make a pre-tax contribution from any cash bonus but deferral election should be made prior to payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.

The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2012 and 2011, the matching contribution was made in shares of the Company’s Class A Common Stock. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant.

The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2012.

Participant accounts—Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after 5 years of credited service.

Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of 5 years, or, for the purchase of a primary residence, a term to be decided by the Plan administrator. Participants are allowed to have only 1 note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable at December 31, 2012 and 2011, carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 17, 2028. Delinquent notes receivable are recorded as distributions based on the terms of the plan document.

Payment of benefits—Upon termination of service, death, disability, hardship, attaining age 59 1/2, Qualified Domestic Relations Order, or mandatory distribution at age 70  1/2, a participant may receive the value of the vested interest in his or her account as a distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can elect either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or postpone payment to a later date and remain in the Plan as described in the plan documents.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures—Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the Company contribution. As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $276,230 and $241,629, respectively. During 2012, the amount used to reduce employer contributions and expenses totaled $119,579.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting—The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Recent accounting pronouncement—ASU No. 2011-04—In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 removes the requirement for non public companies to disclose information about transfers between Level l and Level 2 of the fair value hierarchy. The new guidance is effective for reporting periods beginning after December 15, 2011. ASU No. 2011-04 has been adopted by the Plan.

Use of estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation—Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts—The ING Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to ING under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. The fair value of this contract as of December 31, 2012 and 2011 was $43,231,682 and $42,701,398, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The contract value of this contract as of December 31, 2012 and 2011 was $39,758,608 and $39,343,799, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rate was approximately 3.07% for 2012. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate at December 31, 2012, was 3.00%. Interest income from the ING Fixed Account was $1,204,007 for 2012.

Income recognition—Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of benefits—Benefits are recorded when paid.

Administrative expenses—Administrative expenses and investment advisory fees paid by the Plan for 2012 were $24,895. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

NOTE 3 – INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2012		2011
ING Fixed Account – contract value	$39,758,608		$39,343,799
Janus Balanced Fund	23,030,218		21,193,080
Vanguard Institutional Index Fund	17,281,369		15,180,224
Central Garden & Pet Company Class A Common Stock	11,405,036		10,175,536
ING GNMA Income Fund	10,587,630		10,963,805
BlackRock Equity Dividend Institutional Fund	10,259,773		(b	)
Massachusetts Investors Growth Stock Fund R4	10,058,835		(b	)
Loomis Sayles Value Fund	(a	)	9,262,980
American Funds Growth Fund	(a	)	8,464,557

(a)	Fund was replaced as an investment option in 2012
(b)	Fund was not an investment option in 2011

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows for the year ended December 31, 2012:

Registered investment companies	$8,976,096
Common stock	3,020,238

Total appreciation	$11,996,334

At December 31, 2012 and 2011, the Plan’s investments in the Central Garden & Pet Company Common Stock included the following underlying assets:

	2012	2011
Central Garden & Pet Common Stock	$778,634	$708,428
Interest earning cash	28,643	30,269

Central Garden & Pet Common Stock Fund	$807,277	$738,697

At December 31, 2012 and 2011, the Plan’s investments in the Central Garden & Pet Company Class A Common Stock included the following underlying assets:

	2012	2011
Central Garden & Pet Company Class A Common Stock	$11,405,036	$10,175,536
Interest earning cash	365,402	427,614

Central Garden & Pet Company Class A Common Stock Fund	$11,770,438	$10,603,150

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The value of the common stock of Central Garden and Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by ING, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, and is classified within level 3 of the valuation hierarchy.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value:

	2012
	Level 1	Level 2		Level 3		Total
Registered investment companies
Index fund	$17,281,369	$		$		$17,281,369
Balanced fund	39,379,299					39,379,299
Growth funds	28,552,497		—		—	28,552,497
Fixed income funds	11,705,871		—		—	11,705,871
Target date funds	4,257,592		—		—	4,257,592
Value fund	10,259,773		—		—	10,259,773
Other funds	5,761,952		—		—	5,761,952
			—		—
Common stock	12,183,670		—		—	12,183,670
			—		—
Interest earning cash	394,045		—		—	394,045
			—		—
Guaranteed investment contract	—		—		43,231,682	43,231,682

	$129,776,068		$—		$43,231,682	$173,007,750

	2011
	Level 1	Level 2		Level 3		Total
Registered investment companies
Index fund	$15,180,224	$		$		$15,180,224
Balanced fund	37,299,431		—		—	37,299,431
Growth funds	25,927,499		—		—	25,927,499
Fixed income fund	10,963,805		—		—	10,963,805
Target date funds	1,552,883		—		—	1,552,883
Value fund	9,262,978		—		—	9,262,978
Other funds	6,694,138		—		—	6,694,138
			—		—
Common stock	10,883,964		—		—	10,883,964
			—		—
Interest earning cash	457,885		—		—	457,885
			—		—
Guaranteed investment contract	—		—		42,701,398	42,701,398

	$118,222,807		$—		$42,701,398	$160,924,205

The changes in the fair value of the Plan’s level 3 investments are as follows for the period ended December 31, 2012:

Guaranteed Investment Contract
Balance, beginning of year	$42,701,398
Purchases and issuances	5,978,208
Settlements	(5,563,399)
Unrealized gain	115,475

Balance, end of year	$43,231,682

Unrealized gains (losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table presents the Plan’s level 3 investment, the valuation technique used to measure the fair value of the investment, and the significant unobservable inputs, and the related values for those inputs.

Investment	Fair value	Valuation Technique	Unobservable Inputs	Input Values

Guaranteed investment contract	$43,231,682	Income Approach (market value adjustment)	Credited rate as of the date of surrender	3.0%

			Rate for a 7-year Treasury Bond derived by interpolating between 5-year and 10-year Treasury Bond rates as found in the Salomon Smith Barney Bond Market Roundup for the week prior to the surrender, plus 0.25%	1.4%

			Surrender value to which the market value adjustment applies.	100.0%

Sensitivity Analysis

If the credited rate of the guaranteed investment contract as of the date of surrender increases then the market value adjustment increases. If the Treasury Bond rate increases then the market value adjustment decreases. The surrender value of the guaranteed investment contract will never be less than 100%.

Fair Value of Investments in Entities that Use Net Asset Value

There are no unfunded commitments, redemption restrictions or notice period applicable to the guaranteed investment contract.

NOTE 5 – TAX STATUS

The IRS has determined and informed the Company by a letter dated January 18, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequent to the receipt of this determination, the Plan was amended. The Plan administrator believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 – RISKS AND UNCERTAINTIES

The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	2012		2011
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,091,391	$11,405,036	1,223,401	$10,175,536
Central Garden & Pet Company
Common Stock	77,708	778,634	86,817	708,428

		$12,183,670		$10,883,964

Plan investments include shares of registered investment company funds managed by ING Trust. Any purchases and sales of these funds are performed in the open market at fair value. As ING Trust is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 9 – RECONCILIATION TO FORM 5500

The financial statements are prepared on the accrual basis of accounting while the Form 5500 is prepared on cash basis of accounting.

The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$173,635,779	$162,233,893
Less contributions receivable, end of year
Participant	—	(73,079)
Employer	(515,246)	(587,532)

Net assets available for benefits per Form 5500	$173,120,533	$161,573,282

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of contributions per financial statements to the Form 5500 as of December 31, 2012:

2012
Contributions per the financial statements	$12,393,941
Add contributions receivable, beginning of year
Participant	73,079
Employer	587,532
Less contributions receivable, end of year
Participant	—
Employer	(515,246)

Contributions per the Form 5500	$12,539,306

SUPPLEMENTAL SCHEDULE

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	American Funds EuroPacific Growth Fund	Registered investment company	$6,940,287
	BlackRock Equity Dividend Institutional Fund	Registered investment company	10,259,773
*	ING Clarion Real Estate Portfolio Institutional Fund	Registered investment company	226,409
*	ING Global Value Choice Fund I	Registered investment company	5,119,147
*	ING GNMA Income Fund	Registered investment company	10,587,630
*	ING Money Market Fund	Registered investment company	204,043
	Invesco Charter Fund	Registered investment company	4,505,716
	Janus Balanced Fund	Registered investment company	23,030,218
	Lord Abbett Developing Growth Fund	Registered investment company	7,836,563
	Lord Abbett Income Fund I	Registered investment company	1,118,241
	Lord Abbett Small Cap Value Fund A	Registered investment company	7,108,715
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	10,058,835
	Principal MidCap S&P 400 Institutional Fund R4	Registered investment company	4,734,650
	T. Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	3,716,812
	T. Rowe Price Retirement Income Advisor Fund	Registered investment company	212,353
	T. Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	1,232,990
	T. Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	271,321
	T. Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	435,660
	T. Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	173,163
	T. Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	1,053,836
	T. Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	172,776
	T. Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	513,572
	T. Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	196,904
	T. Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	70,638
	T. Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	136,732
	Vanguard Institutional Index Fund	Registered investment company	17,281,369
*	Central Garden & Pet Company Stock Fund	Interest earning cash	394,045
*	Central Garden & Pet Company Stock Fund	Class A Common Stock	11,405,036
*	Central Garden & Pet Company Stock Fund	Common Stock	778,634
*	ING Fixed Account	Guaranteed investment contract	39,758,608
*	Participant loans	Interest rates between 4.25% and 9.50% maturing through June 2028	3,585,857

			$173,120,533

*	Indicates party-in-interest as defined by ERISA
Column (d) information was omitted as all investments are participant-directed